Q77(h) (Change in Control)

Virtus Mid-Cap Core Fund (Series 18):
First Clearing, LLC ("First Clearing"), on behalf of its customers, ceased having control on or about June 16, 2014, due to a series of redemptions of its shares. As of the end of the period, First Clearing owned approximately 1.55% of the shares (as measured in assets).
Virtus Small-Cap Core Fund (Series 14):
UBS WM USA ("UBS"), on behalf of its customers, ceased having control on or about September 5, 2014, due to a series of redemptions of its shares. As of the end of the period, UBS owned 23.73% of the shares (as measured in assets).